RANDALL & DANSKIN, P.S.
ATTORNEYS AND COUNSELORS
1500 BANK OF AMERICA FINANCIAL CENTER
KEITH D. BROWN (WA, ID)	601 WEST RIVERSIDE AVENUE
ANTHONY E. GRABICKI (WA, ID)	SPOKANE, WASHINGTON 99201-0653	ROBERT T. CARTER (WA, ID, OR)
PETER J. GRABICKI (WA, ID, TX)	TELEPHONE (509) 747-2052	OF COUNSEL
ROBERT P. HAILEY (WA, ID, CA)	TELECOPIER (509) 624-2528
T. ANDREW HASTINGS (WA)
ANGELA M. HAYES (WA, ID)
DAVID A. KULISCH (WA, CA)
DONALD K. QUERNA (WA, ID)		C.D. RANDALL (1885-1967)
CAROLE L. ROLANDO (WA)		F.B. DANSKIN (1889-1971)
DOUGLAS J. SIDDOWAY (WA, ID, NY)		A.A. LUNDIN (1914-1976)
LAUREL H. SIDDOWAY (WA, ID, NY)		G.L. KIMER (1918-1988)
MICHAEL L. WOLFE (WA, ID, CA)

March 12, 2008	FILED ELECTRONICALLY

Anne Nguyen-Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Revett Minerals Inc.
Amendment No. 4 to Form 10 Registration Statement (Filed December 21, 2007)
Quarterly Report on Form 10-Q (Fiscal Quarter Ended December 30, 2007)
Commission File No. 0-52730
Our File No. 40247

Dear Ms. Nguyen-Parker:

This responds to your February 12, 2008 letter to William Orchow concerning the staff’s review of Revett Minerals Inc.’s amended registration statement on Form 10 filed on December 21, 2007 and its quarterly report on Form 10-Q for the quarter ended September 30, 2007.  For ease of reference, we have addressed these comments in the order presented in your letter.  Please refer to the contemporaneously filed amendment to the registration statement and the quarterly report, which have been marked to show the changes specified herein.

Form 10 Registration Statement

Controls and Procedures:

1.                                       We have revised the disclosure at page 19 of the amended registration statement to make it clear that the Company’s engagement of the specialists identified therein constituted a change in its internal controls over financial reporting during the quarter that materially affected or were reasonably likely to affect such internal controls.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Consolidated Statement of Cash Flow:

2.                                       Please be advised that the changes in foreign currency as reported in the Company’s consolidated statement of cash flows for the three and six month periods ended June 30, 2007, and the three and nine month periods ending September 30, 2007 did not have any effect on the Company’s increase or decrease in cash for those periods.  The Company has nonetheless revised the statement of cash flows for the periods ended June 30, 2007 and December 31, 2006 included in the amended registration statement to report, as reconciling items, the foreign exchange gains or losses that were reported in its statement of operations for such periods.  The reconciling amounts for the three and nine-month periods ended September 30, 2006 is less than $2,000 and is not considered to be material.  Consequently, the Company has not restated its consolidated statements of cash flow for such periods.

3.                                       The Company does not believe the restatement of cash flows is a material change requiring disclosure under FAS 154.  The restatement affects only the classification of items included in the statement of cash flows, and has no effect on net cash flows.

4.                                       We advise you that the Company filed an amendment to its Form 10-Q for the quarter ended September 30, 2007 on February 25th.

Evaluation of Disclosure Controls and Procedures:

5.                                       As previously noted, the Company filed an amendment to its Form 10-Q for the quarter ended September 30, 2007 on February 25th.  The amendment contains all of the revisions specified in our earlier response.

Please do not hesitate to contact the undersigned directly if you have further comments or require additional information.  My email address is djs@randanco.com, if that would be more convenient.

Very truly yours,

RANDALL & DANSKIN, P.S.

/s/ Douglas Siddoway

Douglas Siddoway